Exhibit 12.1

THE TRAVELERS COMPANIES, INC. AND SUBSIDIARIES
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(for the year ended December 31, in millions, except ratios)	2006	2005	2004	2003	2002
Income (loss) from continuing operations before income taxes (benefit), minority interest and cumulative effect of change in accounting principles	$5,725	$2,671	$946	$2,229	$(260)
Interest	324	286	236	167	157
Portion of rentals deemed to be interest	78	72	68	38	46
Income available for fixed charges (1)	$6,127	$3,029	$1,250	$2,434	$(57)
Fixed charges:
Interest	$324	$286	$236	$167	$157
Portion of rentals deemed to be interest	78	72	68	38	46
Total fixed charges	402	358	304	205	203
Preferred stock dividend requirements	8	9	8	—	—
Total fixed charges and preferred stock dividend requirements	$410	$367	$312	$205	$203
Ratio of earnings to fixed charges (1)	15.24	8.46	4.11	11.89	N/A
Ratio of earnings to combined fixed charges and preferred dividend requirements	14.96	8.25	4.01	11.89	N/A

Data for 2006 and 2005 reflects results of the Company for the years ended December 31, 2006 and 2005. Data for the year ended December 31, 2004 reflects information for TPC for the period January 1, 2004 through March 31, 2004, and for the Company for the nine-month period from the merger date of April 1, 2004 through December 31, 2004. Data for the years 2002 and 2003 reflects information for TPC only.

The ratio of earnings to fixed charges is computed by dividing income available for fixed charges by the fixed charges. For purposes of this ratio, fixed charges consist of that portion of rentals deemed representative of the appropriate interest factor.

(1)          Income (loss) available for fixed charges in 2002 included a $1.39 billion charge for strengthening asbestos reserves, net of the benefit from an indemnification agreement with Citigroup, Inc., a former affiliate. For the year ended December 31, 2002, the Company’s earnings were not sufficient to cover fixed charges by $260 million.